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                      AMERICAN ORIENTAL BIOENGINEERING INC.
                               NO. 308 XUEFU ROAD
                                NANGANG DISTRICT
                                HARBIN, HLJ150086
                                      CHINA
                               (86-451) 8666-6601

                                                                  April 14, 2004

VIA EDGAR

Song P. Brandon, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C.  20549


             Re:  American Oriental Bioengineering Inc.
                  Form RW - Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-108891, filed on September 18, 2003


Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Oriental Bioengineering Inc. (the "Registrant") hereby respectfully requests that its Registration Statement on Form SB-2, Commission File No. 333-108891 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

         The withdrawal of the Registration Statement is requested for the following reason. Subsequent to the filing of the Registration Statement, there have been some modifications in the terms of the offering therein pursuant to the Commission's request. The Commission requested the Registrant to withdraw the September 18 Registration Statement and to file a new registration statement in order to reflect modified terms of the proposed offering and certain other changes proposed by the Commission. Accordingly, the Registrant now requests the withdrawal of the Registration Statement. The Registrant anticipates preparing and filing a new registration statement with the Commission in due course. The Registration Statement has never become effective, and no securities were sold in connection with the offering contemplated by the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please free to contact Howard Jiang (212-891-3982) of Baker & McKenzie, 805 Third Avenue, New York, New York 10022, the Registrant's outside counsel.

                                           Sincerely,

                                           American Oriental Bioengineering Inc.

                                              /s/ Shujun Liu
                                           ---------------------------
                                           Shujun Liu
                                           Chief Executive Officer and
                                           Chairman of the Board